October 1, 2012

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Qihoo 360 Technology Co. Ltd.

Form 20-F for the fiscal year ended December 31, 2011

Filed April 19, 2012

File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth our responses to the comments contained in the letter dated September 17, 2012 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Overview of Financial Results

Revenues

Online Advertising, page 48

1.              Tell us what consideration you gave to quantifying the number of paid clicks and average cost per click. It appears that these metrics will be relevant to an investors’ understanding of your operating results. See Item 303(A) Instruction 2 of Regulation S-K.

We respectfully advise the Staff that the pricing for our advertising business is based on three primary factors: pricing model, customer industry and link location.

First, we currently have two pricing models for our advertising business: cost over a time period and cost for performance.  Under the cost over a time period model, customers generally pay us fixed fees for certain time periods to place their advertising links on our Personal Startup Page (“PSP”) and its subpages.  Under the cost for performance model, fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms.

Building #1, Block D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, China

Tel: +8610 5878 1000                                                                                                                   Fax: +8610 5878 1001

Pricing for our advertising links is also affected by the specific industry of the customer.  For example, links to e-commerce websites can directly lead to sales of products and revenue to the customer.  In contrast, links to video-sharing websites typically increase site traffic and brand awareness, but do not directly lead to revenue-generating transactions for the customer.  As such, the pricing of these links may differ.  Additionally, the intensity of competition within certain industries affects the prices that customers are willing to pay for our advertising links and in turn, our pricing power.

Finally, the location of the advertising link is another factor in determining its price.  For example, a link on our PSP homepage leading directly to a customer’s site may lead to both revenue-generating transactions and additional effects such as the increase of brand awareness, and therefore have a relatively higher price, while a link on one of our subpages that directs mainly to specific products carried by a customer may have a relatively lower price.   Additionally, a link displayed in a more prominent position will have a higher price than a link displayed in a less noticeable position on the same page.

The interaction of these three factors affects the final pricing for each advertising link that we sell.  The differences in link pricing do not directly or linearly correlate with the clicks generated from those links. Links may be sold under different pricing models to customers in different industries. Even fees for links sold under the same cost over a time period model will still differ substantially based on the location of the links on our PSP and its subpages and the industry to which our customers belong.  It is impracticable to categorize revenue into these three types of factors, and the cost per click will vary in line with differing customers and link locations. As such, we believe that metrics such as number of paid clicks and average cost per paid click would not provide meaningful information for investors in understanding our business and evaluating our results of operations. Therefore, we have not provided these metrics in the Form 20-F.

Internet Value-added Services, page 48

2.              We note on your earnings call dated August 21, 2012, to discuss Q2 2012, you disclose total web game playing users and web game gross ARPU. Please clarify if these are key indicators used to measure operating performance. Please tell us why you do not provide these indicators in your Form 20-F. Refer to SEC Release 33-8350. In addition, tell us and disclose the games that are significant to your revenue. Consider also providing the ARPU per game.

We advise the Staff that we have in the past disclosed certain detailed operational data such as web game gross ARPU on different occasions.  These disclosures were made in response to a series of allegations made against us by a number of short sellers in the market since November 2011. These allegations contained erroneous statements related to our operational metrics. In response to these allegations, we publicly disclosed the aforementioned operational data to prevent such incorrect data from misleading investors, especially those who are not particularly familiar with the differences between our game open platform and those operators of massive multiplayer online role-playing games(“MMORPGs”).We do not believe that total web game playing users or web game gross ARPU is applicable or useful for investors to understand trends related to our game business on an annual basis for the following reasons:

a) We operate an open platform for games as opposed to developing these games on our own. The developers of those games have substantial control over the timing and degree of monetization of the games. Therefore, a web game’s ARPU is to a certain extent determined by the developer, whereas our game open platform acts as a distribution channel that contributes traffic and players. Internally, we do not view ARPU as a critical operating metric. In contrast, to the best of our knowledge, most PRC game companies listed in the U.S. develop games in-house and derive the vast majority of their revenues from self-developed games, with full control over when and how to monetize each game. Therefore, to those companies, ARPU is an important operational indicator to measure their overall performance and the individual performance of each game, which is not the case in our operations.

b) As a game open platform, we may also include additional types of games, such as social games and small casual games (chess or card games, etc.). ARPU for each type (or sub-type) of these games may be vastly different. We believe that ARPU for our overall game portfolio can be misleading to investors, as any given outliner may skew the metric dramatically. As of the end of 2011, our web game monthly ARPU was approximately RMB400, and on our platform we did not have any social or chess or card games. Chess and card games typically generate around RMB50 in monthly ARPU in China. Had we introduced several chess or card games into our game portfolio, the number of paying users of our entire portfolio would increase dramatically (as chess or card games typically have player pools of much greater magnitudes than our existing web games), but our overall portfolio ARPU would drop substantially due to the low ARPU of the newly introduced chess or card games and the greater weight of their large numbers of users. From an investor’s perspective, a significant drop in ARPU may be interpreted as weakening monetization of the entire game portfolio, when in reality it is merely a change in portfolio mix.

We respectfully advise the Staff that none of our web games was significant to our total revenue from an accounting disclosure perspective in 2011. Unlike MMORPG companies which generate most of their revenues from a limited number of hit games, our web game revenues are not concentrated to a few games. Our top revenue-generating web game only contributed approximately 2% to 3% of our total revenue in 2011. Furthermore, because of the short lifecycles of web games, the web games on our platform changed very fast.  The number of web games on our platform increased from 25 at the end of 2010 to over 70 at the end of 2011 and the mix of the games changed dramatically from time to time. ARPU per game would not indicate any meaningful operational trend of our game business because of these changes.

As such, we do not believe that disclosing our top web games by revenue or ARPU per game would be meaningful to our investors.

Critical Accounting Policies, page 50

3.              Tell us what consideration you gave to identifying your consolidation policies as a critical accounting policy. In this regard, your disclosure should summarize the significant judgments and assumptions made in your determination that you are the primary beneficiary of the variable interest entities (“VIE”). In addition, you should discuss your belief that the underlying contracts are enforceable and the outcome if those contracts cannot be enforced (e.g., deconsolidation of the VIE).

We respectfully advise the Staff that we have considered the requirements under SEC Release 33-8350 and propose to enhance our disclosure by including the following assumptions relating to our consolidation of variable interest entities and their subsidiaries (“VIEs”) in the “Critical Accounting Policies” section under Item 5 of our future annual reports on Form 20-F:

“Consolidation of Variable Interest Entities

PRC regulations currently limit direct foreign ownership of business entities providing Internet services in China, where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries. Qizhi Software, our wholly-owned PRC subsidiary, holds the power to direct the activities of the VIEs that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of the VIEs through a series of contractual agreements with the VIEs and/or their nominee shareholders, including:

•                  Business operation agreements;

•                  Technology support and management consulting service agreements;

•                  Equity disposition agreements;

•                  Loan agreements;

•                  Equity pledge agreements; and

•                  Power of attorney.

As advised by our PRC legal counsel, these contractual agreements are currently legally enforceable under PRC law and regulations. Through these contractual agreements, we believe that the nominee shareholders of the VIEs do not have direct or indirect ability to make decisions regarding the activities of the VIEs that could have a significant impact on the economic performance of the VIEs because all of the voting rights of the VIEs’ nominee shareholders have been contractually transferred to Qizhi Software.  Therefore, we have effective control over the VIEs.  In addition, we believe that the nominee shareholders of the VIEs do not have the rights to receive the expected residual returns of those VIEs, as such rights have been transferred to Qizhi Software.   Therefore, we evaluated the rights we obtained through entering into these contractual agreements and concluded we are the primary beneficiary of the VIEs and have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements since the later of the date of acquisition and incorporation.

We believe that, from a critical accounting policy perspective, the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of Qizhi Software’s contractual arrangements with the VIEs pursuant to the current PRC laws. The shareholders of the VIEs are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their shareholdings in our Company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIEs to not pay service fees under the contractual arrangements when required to do so.”

Revenue Recognition, page 51

4.              Your disclosure under Online Advertising indicates that for contracts that are charged on a cost-per-sale or cost-per-action basis, the revenue is estimated based on your internal data. We further note your disclosures on page 46, that indicate your number of users for the products that you offer free of charge that are according to iResearch. Please explain why you do not similarly use a third party verification service for your revenue generating services, such as online advertising.

We advise the Staff that we disclose user metrics for our products using third-party data from sources such as iResearch to the extent that it is available. However, to the best of our knowledge, there are no third-party data trackers in China with the capability to accurately track cost-per-sale and cost-per-action data on an individual company basis. As such, we rely on our own internal data in estimating revenues for these types of contracts.

As of the end of 2011, substantially all of our advertising customers operated websites of their own and utilized our services to direct traffic to their websites, a number of whom pay us on a cost-per-sale or cost-per-action basis. These customers all have the necessary tools to identify the source of any incoming web traffic and the origin of any sale or action through analysis of their own internal data.  Typically, at the end of each period (monthly or quarterly), our customers and us cross-check each other’s internal traffic statistics to arrive at a value for the traffic that we referred. As such, we do not believe that third-party verification is needed for this process.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, page 60

5.              We note your revenues, particularly online advertising and internet value-added services, increased significantly year over year. Please tell us your consideration of quantifying the underlying factors causing the increase such as disclosing the increase in number of users or the increase in the average selling price. For example, you disclose that the increase in online advertising was primarily due to your expanded user base, which resulted in higher user traffic and activities and higher average selling price of your advertising links, without any quantification. In addition, tell us why you do not separately disclose the amount revenues earned from search queries that you originate. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

We advise the Staff that on page 46 of the Form 20-F, we discussed our business growth as follows:

“We have grown significantly since we commenced operations in 2005. Monthly active users of our products increased from 290 million in December 2010 to 402 million in December 2011. Our revenue increased from $32.3 million in 2009 to $57.7 million in 2010 and $167.9 million in 2011.”

We believe that the preceding disclosure is a quantitative explanation of the statements on pages 60 and 62 of the Form 20-F that “The increase in our revenue from third-party websites was due primarily to our expanded user base, which resulted in higher user traffic and activities and higher average selling price of our advertising links.” User base expansion is the fundamental driver of revenue growth, as it naturally leads to higher user traffic and activities, which in turn lead to higher average selling prices for advertising links.

Additionally, because we periodically redesign our PSP and its subpages, the basis for calculating the average selling price of advertising links, i.e., the number of paid links, changes significantly during the course of each year.  Also, a majority of incremental links are links on subpages, which are typically priced at a significant discount to the PSP homepage links. Furthermore, some advertisers may only purchase advertising links for a portion of the year, which makes it difficult to calculate weighted average paid links for the year. Similar to the “average cost per click” discussed in response to the Staff’s first comment, we believe that the average selling prices of advertising links would not provide meaningful information for investors in understanding our business and evaluating our results of operations.

In the past, we have disclosed “average price per advertising link” solely in response to reports published by short sellers in November and December of 2011 with incorrect data regarding our “average price per advertising link.” That disclosure was solely for clarification purposes.

Finally, revenue generated to our search partners (primarily Google) from search queries that we originate is part of our advertising business. For example, we redirect search traffic to Google and are paid based on the volume of the search traffic we originated.  This is structurally no different from our other advertising arrangements where we redirect user traffic to websites and get paid based on the volume and value of such traffic.  As such, we believe that revenues generated from search query redirection is appropriately classified together with other online advertising revenue, rather than classified as “search revenue,” which may be mistaken as revenue from a real search engine business.

Notes to the Consolidated Financial Statements

Note 19. Commitments and Contingencies

(2) Contingencies, page F-64

6.              We note you disclose several open matters. Please tell us whether you believe that it is reasonably possible that the estimated losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. In this regard, you state that you are not able to estimate a potential loss from the dispute with Tencent. Clarify whether you mean that you cannot reasonably estimate the loss that is reasonably possible. Revise future filings accordingly.

We respectfully advise the Staff that we do not believe that we can reasonably estimate the loss that is reasonably possible under the several open matters. Therefore, in our future annual reports on Form 20-F, we will revise the sentence “The Group is not able to make an estimate of the potential loss at this stage” to “The Group cannot reasonably estimate the loss that is reasonably possible at this stage.”

We hereby acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Chief Financial Officer